EXHIBIT 99.1

NXT ENERGY SOLUTIONS INC.

Unaudited Condensed Consolidated Interim Financial Statements

For the three and nine months ended

September 30, 2023

NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Balance Sheets

(Unaudited-expressed in Canadian dollars)

	September 30,	December 31,
	2023	2022
Assets
Current assets
Cash and cash equivalents	$369,408	$263,437
Accounts receivable	58,286	57,065
Prepaid expenses and deposits	63,447	36,157
	491,141	356,659
Long term assets
Deposits	255,278	246,589
Property and equipment	498,727	544,446
Right of Use Assets (Note 3)	819,410	1,259,092
Intellectual property (Note 4)	11,894,624	13,168,509
	$13,959,180	$15,575,295
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities (Notes 5, 15)	$1,197,193	$1,276,236
Deferred revenue (Note 14)	337,274	-
Convertible debenture (Note 6)	1,888,740	-
Current portion of long-term debt	111,111	111,111
Current portion of lease obligation (Note 7)	425,723	650,315
	3,960,041	2,037,662
Long-term liabilities
Long-term debt	740,741	824,074
Long-term lease obligations (Note 7)	331,198	596,408
Asset retirement obligation	26,125	24,574
	1,098,064	1,445,056
	5,058,105	3,482,718

Shareholders' equity
Common shares (Note 9): - authorized unlimited Issued: 77,958,928 (2022 - 68,949,109) common shares	98,165,058	96,423,648
Contributed capital	9,497,018	9,404,518
Deficit	(98,761,001)	(93,735,589)
	8,901,075	12,092,577
	$13,959,180	$15,575,295
Going Concern (Note 1)
Commitments (Note 8)
Subsequent event (Note 6)

Signed "Charles Selby"	Signed "Bruce G. Wilcox"
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2

NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Unaudited-expressed in Canadian dollars)

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022

Revenue
SFD® related revenue (Note 14)	$-	$-	$-	$-
Expenses
SFD® related costs, net	348,169	230,518	968,199	974,292
General and administrative expenses (Notes 11, 15)	841,200	963,433	2,644,261	2,922,660
Amortization	439,868	442,096	1,319,604	1,326,630
	1,629,237	1,636,047	4,932,064	5,223,582
Other expenses (income)
Interest expense, net	48,954	10,393	82,361	26,251
Foreign exchange loss (gain)	21,489	(3,085)	(2,917)	(14,175)
Intellectual property and other	4,276	4,633	13,904	27,869
	74,719	11,941	93,348	39,945

Loss before income taxes	(1,703,956)	(1,647,988)	(5,025,412)	(5,263,527)

Income tax expense	-	-	-	-

Net loss and comprehensive loss	$(1,703,956)	$(1,647,988)	$(5,025,412)	$(5,263,527)
Net loss per share (Note 10)
Basic	$(0.02)	$(0.03)	$(0.07)	$(0.08)
Diluted	$(0.02)	$(0.03)	$(0.07)	$(0.08)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited-expressed in Canadian dollars)

	For the three months ended September 30,		For the nine months ended September30,
	2023	2022	2023	2022
Cash from (used in):	(Lease payments have been reclassified to improve presentation.)
Operating activities
Net loss	$(1,703,956)	$(1,647,988)	$(5,025,412)	$(5,263,527)
Items not affecting cash:
Stock based compensation expense (Note 11)	40,233	23,391	178,343	188,092
Amortization	439,868	442,096	1,319,604	1,326,630
Accretion expense	517	518	1,551	1,552
Non-cash lease amortization and accretion	169,525	172,141	511,604	599,309
Unrealized foreign exchange loss (gain)	17,505	5,572	(6,872)	2,238
Loss on disposal of assets and lease modifications	-	-	-	11,922
Change in deposits	1,441	-	1,921	-
Change in non-cash working capital balances (Note 13)	257,991	644,163	228,577	1,499,911
Lease payments	(176,175)	(173,680)	(561,153)	(595,943)
Prepaid long-term insurance	-	-	(11,525)	-
	750,905	1,114,201	1,662,050	3,033,711
Net cash used in operating activities	(953,051)	(533,787)	(3,363,362)	(2,229,816)

Financing activities
Proceeds from the Employee Share Purchase plan (Note 11)	10,819	11,343	29,140	40,414
Proceeds from Restricted Stock Units	4,513	-	4,513	-
Repayment of long-term debt	(27,778)	(37,037)	(83,333)	(37,037)
Net proceeds from Private Placement (Note 9)	-	-	1,622,057	-
Proceeds from Convertible Debenture (Note 6)	265,560	-	1,897,514	-
Repayment of financial liability and lease obligation (Note 7)	-	-	-	(27,950)
Net cash from (used in) financing activities	253,114	(25,694)	3,469,891	(24,573)

Investing activity
Proceeds used in short-term investments	-	500,000	-	550,000
Net cash used in investing activity	-	500,000	-	550,000
Effect of foreign exchange rate changes on cash and cash equivalents	18,921	16,481	(558)	20,376

Net increase (decrease) in cash and cash equivalents	(681,016)	(43,000)	105,971	(1,684,013)
Cash and cash equivalents, beginning of the period	1,050,424	616,842	263,437	2,257,855
Cash and cash equivalents, end of the period	$369,408	$573,842	$369,408	$573,842

Supplemental information
Cash interest paid (received)	$2,216	$6,306	$22,154	$27,386
Cash taxes paid	-	-	-	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Statements of Shareholders' Equity

(Unaudited-expressed in Canadian dollars)

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022

Common Shares
Balance at beginning of the period	$98,092,207	$95,831,418	$96,423,648	$95,779,352
Issuance of common stock, net of share issuance costs for:
Private placement (Note 9)	-	-	1,622,057	-
Employee Share Purchase Plan (Note 11)	20,513	20,325	52,542	72,391
Restricted Stock Unit Plan	52,338	122,925	66,811	122,925
Balance at end of the period	98,165,058	95,974,668	98,165,058	95,974,668
Contributed Capital
Balance at beginning of the period	9,473,268	9,397,018	9,404,518	9,381,966
Recognition of stock based compensation expense (Note 11)	23,750	-	92,500	15,052
Balance at end of the period	9,497,018	9,397,018	9,497,018	9,397,018
Deficit
Balance at beginning of the period	(97,057,045)	(90,618,054)	(93,735,589)	(87,002,515)
Net loss	(1,703,956)	(1,647,988)	(5,025,412)	(5,263,527)

Balance at end of the period	(98,761,001)	(92,266,042)	(98,761,001)	(92,266,042)

Total Shareholders' Equity at end of the period	$8,901,075	$13,105,644	$8,901,075	$13,105,644

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2023

(Expressed in Canadian dollars unless otherwise stated)

1. The Company and going concern

NXT Energy Solutions Inc. (the "Company" or "NXT") is a publicly traded company based in Calgary, Alberta Canada.

NXT's proprietary Stress Field Detection ("SFD®") technology is an airborne survey system that utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential in both the hydrocarbon and geothermal industries.

These condensed consolidated interim financial statements of NXT have been prepared by management in accordance with generally accepted accounting principles of the United States of America ("US GAAP”).

 These condensed consolidated interim financial statements reflect adjustments, all of which are normal recurring adjustments that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods.

These condensed consolidated interim financial statements have been prepared on a going concern basis.  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The events described in the following paragraphs highlight that there is substantial doubt about NXT’s ability to continue as a going concern within one year after the date that these condensed consolidated interim financial statements have been issued.  The Company’s current cash position is not expected to be sufficient to meet the Company’s obligations and planned operations for a year beyond the date that these condensed consolidated interim financial statements have been issued.

The Company has deferred payment of operating costs, including payroll and other general and administrative costs.  Subsequent to September 30, 2023, the Company closed the first tranche of a US$2,500,000 convertible debenture which resulted in raising additional net proceeds of US$1,000,000 (CAD$1,379,000) (Note 6).  Further financing options that may or may not be available to the Company include issuance of new equity, debentures or bank credit facilities.  The need for any of these options will be dependent on the timing of securing new SFD® related revenues and obtaining financing on terms that are acceptable to both the Company and the financier.

NXT continues to develop its pipeline of opportunities to secure new revenue contracts.  However, the Company’s longer-term success remains dependent upon its ability to convert these opportunities into successful contracts, to continue to attract new client projects, expand its revenue base to a level sufficient to exceed fixed operating costs, and generate consistent positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with sufficient certainty.

The condensed consolidated interim financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate.  If the going concern basis was not appropriate for these condensed consolidated interim financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. These adjustments could be material.

6

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2023

(Expressed in Canadian dollars unless otherwise stated)

Use of Estimates and Judgements

In preparing these condensed consolidated interim financial statements, NXT is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions. In the opinion of management, these condensed consolidated interim financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies.  The estimates and assumptions used are based upon management's best estimate as at the date of the condensed consolidated interim financial statements.  Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates.

Certain estimates and judgments have a material impact where the assumptions underlying these accounting estimates relate to matters that are highly uncertain at the time the estimate or judgment is made or are subjective. In 2023 and 2022, the estimates and judgments included the assessment of impairment indicators of intellectual property.

The Company reviews intellectual property for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. The Company considers both internal and external factors when assessing for potential indicators of impairment of its intellectual property, including the consideration of historical and forecasted SFD related revenues, market capitalization, control premiums, and the SFD related revenue multiples compared to industry peers. When indicators of impairment exist, the Company first compares the total of the estimated undiscounted future cash flows or the estimated sale price to the carrying value of an asset. If the carrying value exceeds these amounts, an impairment loss is recognized for the excess of the carrying value over the estimated fair value of the intellectual property.

Other accounting estimates and judgments that may have a material impact on the financial statements include: the forward looking assumptions related to the going concern assumption, the estimated useful lives of intellectual property and property and equipment, estimates related to classification of convertible debentures, and the assumptions used to measure stock based compensation expense.

2. Significant Accounting Policies

Basis of Presentation

These condensed consolidated interim financial statements for the period ended September 30, 2023 have been prepared by management in accordance with US GAAP and by applying the same accounting policies and methods as used in preparing the consolidated financial statements for the fiscal year ended December 31, 2022.  There are no new policies that were adopted on January 1, 2023, other than Convertible Debentures.

7

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2023

(Expressed in Canadian dollars unless otherwise stated)

Convertible Debentures

Convertible debentures are recorded as a current liability as the Company has an obligation to deliver cash to the holder on demand on or before the maturity date.  If the convertible debentures are converted to either voting preferred or common shares, the preferred or common shares will be classified as equity.  Interest on the convertible debenture is accrued.  Dividends on preferred shares will only be accrued on dividends declared by the Board of Directors of the Company.

3. Right of use assets

	September 30, 2023
	Cost	Accumulated	Right of
	Base	Amortization	Use Assets
Aircraft	$1,847,617	$1,645,267	$202,350
Office Building	1,725,414	1,116,578	608,836
Printer	9,716	1,492	8,224
	3,582,747	2,763,337	819,410

	December 31, 2022
	Cost	Accumulated	Right of
	Base	Amortization	Use Assets
Aircraft	$1,847,617	$1,407,743	$439,874
Office Building	1,725,414	915,773	809,641
Printer	9,716	139	9,577
	3,582,747	2,323,655	1,259,092

Under the term of its Aircraft Leasing Agreement, should NXT want to repurchase the aircraft at the end of the extended term, the purchase price will be US$1.21 million.

8

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2023

(Expressed in Canadian dollars unless otherwise stated)

4. Intellectual property

	September 30, 2023
	Cost	Accumulated	Net book
	Base	amortization	Value
SFD® Hydrocarbon Right acquired	$25,271,000	$13,618,684	$11,652,316
SFD® Geothermal Right acquired	275,610	33,302	242,308
	25,546,610	13,651,986	11,894,624

	December 31, 2022
	Cost	Accumulated	Net book
	Base	amortization	Value
SFD® Hydrocarbon Right acquired	$25,271,000	$12,355,134	$12,915,866
SFD® Geothermal Right acquired	275,610	22,967	252,643
	25,546,610	12,378,101	13,168,509

SFD® Hydrocarbon Right

During 2015, NXT acquired the rights to the SFD® technology for use in the exploration of hydrocarbons (“Hydrocarbon Right”) from Mr. George Liszicasz, the former President and CEO of NXT (“CEO”), and recorded the acquisition as an intellectual property asset on the balance sheet.  The asset was recorded at the fair value of the consideration transferred, including the related tax effect of approximately $25.3 million.

The Hydrocarbon Right is being amortized on a straight line basis over its estimated useful life of 15 years. The annual amortization expense expected to be recognized is approximately $1.7 million per year for a 5 year aggregate total of $8.5 million.

SFD® Geothermal Right

The Company acquired the SFD® technology rights for geothermal resources (“Geothermal Right”) from the CEO on April 18, 2021.  The consideration deliverable by the Company in connection with the acquisition of the Geothermal Right is set forth below:

1.	US$40,000 (CAD$50,310) signature payment, which became due immediately and was paid on April 22, 2021;
2.	300,000 common shares, which were issued in December 2021;
3.	CAD$15,000 signature milestone payment paid in August 2021;
4.	US$200,000 milestone payment which will become due in the event that the Company's cash balance exceeds CAD$5,000,000 due to receipt of specifically defined funds from operations; and
5.

US$250,000 milestone payment would have become due in the event that the Company executed and completed and received full payment for an SFD® contract valued at US$10,000,000 or greater, provided such contract was entered into and completed and payment of at least US$5,000,000 was received by April 18, 2023. This milestone expired as of April 18, 2023.

9

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2023

(Expressed in Canadian dollars unless otherwise stated)

As of September 30, 2023, the Company has recognized $275,610 for the acquisition Geothermal Right which is the combination of the US$40,000 (CAD$50,310) and CAD$15,000 signature payments, the value of the 300,000 common shares of $207,300 and other costs of $3,000.  The cost of the remaining milestone will be recognized when it is deemed probable that the milestone will be achieved by a special committee of the Board of Directors, comprised entirely of independent directors.  The Board of Directors delegated authority to the special committee to determine when the milestones have been achieved.  As of September 30, 2023 the remaining milestone is still deemed not probable of being achieved.

The current book value of the Geothermal Right is being amortized on a straight line basis over its estimated useful life of 20 years. The annual amortization expense expected to be recognized is approximately $13,781 per year for a 5 year aggregate total of approximately $68,902.

Reconciliation of Intellectual Property

	SFD® Hydrocarbon Right	SFD® Geothermal Right	Total
Net book value at December 31, 2021	$14,600,600	$266,423	$14,867,023
Amortization	(1,684,734)	(13,780)	(1,698,514)
Net book value at December 31, 2022	12,915,866	252,643	13,168,509
Amortization	(1,263,550)	(10,335)	(1,273,885)
Net book value at September 30, 2023	11,652,316	242,308	11,894,624

5.  Accounts payable and accrued liabilities

	September 30,	December 31,
	2023	2022
Accrued liabilities related to:
Consultants and professional fees	$272,993	$533,863
Payroll related	458,850	459,913
Board of director’s fees	189,449	162,500
Interest payable	60,595	507
	981,887	1,156,783
Trade payables and other	215,306	119,453
	1,197,193	1,276,236

10

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2023

(Expressed in Canadian dollars unless otherwise stated)

6. Convertible Debenture

On May 31, 2023 the Company issued a two-year term convertible debenture for US$1,200,000 (CAD$1,631,954) to Ataraxia Capital and an additional US$200,000 (CAD$265,560) on July 10, 2023.  The terms of the convertible debenture include an annual interest rate of 10%, paid quarterly in arrears, a fixed conversion price of US$0.143 per common share.  The debenture may also be converted into voting preferred shares with an annual dividend rate of 10% paid per quarter.  The preferred shares are not transferable, but may be converted on a one-to-one basis into common shares. The convertible debenture is payable on demand and is secured by a general security agreement, subordinate to the long term debt.

Repayment of principal and interest (US$):
2023 (US$)	$65,493
2024 (US$)	140,329
2025 (US$)	1,474,836
Total principal and interest payments (US$)	1,680,658
Less interest (US$)	(280,658)
Total principal remaining (US$)	1,400,000
Total principal remaining in Canadian dollars at 1.3491	1,888,740

Subsequent Event

Subsequent to September 30, 2023, the Company received conditional approval from the Toronto Stock Exchange (the “TSX”) to offer a multi-tranche convertible debenture (the "Debenture") under which the subscribers will be able to purchase a principal amount of up to US$2,500,000 (approximately CAD$3,447,500.) The Debentures bear interest at 10.0% per annum, paid quarterly in arrears, and are due and payable two years after issuance of the Debenture.  The Debentures are convertible into common shares in the capital of NXT (the “Common Shares”) at a conversion price of US$0.1808 (CAD$0.25) per Common Share which provides the subscribers with the right to obtain up to 13,827,433 Common Shares.

On November 8, 2023 the Company issued the first tranche of the Debentures for US$1,000,000 (approximately CAD$1,379,000) to MCAPM, LP and Michael P. Mork (“Mork Capital”).  Mork Capital will now have the right to obtain an additional 5,530,973 Common Shares upon the conversion of the Debentures upon shareholder approval.  With the acquisition of the Debentures, Mork Capital will have the right to own, after conversion of the first tranche of the Debentures, 20,452,206 Common Shares, representing approximately 24.48% of the issued and outstanding Common Shares (after giving effect to the conversion of the full amount of Debentures).  In addition, the Company has agreed to appoint a representative from Mork Capital to its board of directors in the near future.

11

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2023

(Expressed in Canadian dollars unless otherwise stated)

7. Lease obligation

	September 30,	December 31,
	2023	2022
Aircraft	$126,324	$378,769
Office Building	622,373	858,378
Printer	8,224	9,576
	756,921	1,246,723
Current portion of lease obligations	425,723	650,315
Long-term lease obligations	331,198	596,408

Maturity of lease liabilities:		Weighted Average Remaining Lease Term
2023	$177,288	1.8 years
2024	382,671	1.7 years
2025	259,528	0.8 years
2026	3,139	0.9 years
Total lease payments	822,626
Less imputed interest	(65,705)
Total discounted lease payments	756,921
Current portion of lease obligations	425,723
Non-current portion of lease obligations	331,198

	Lease Term Till	Option to Extend	Incremental Borrowing Rate
Aircraft	April 2024	Executed	11.2%
Office Building	September 2025	No	6.1%
Printer	November 2026	No	10.8%

As of September 30, 2023 and December 31, 2022 all of the Company’s leases were classified as operating leases.  The Company’s total operating lease expenditures for the period ended September 30, 2023 was $531,149 (2022 - $596,491).  The Company’s total financing lease expenditures for the period ended September 30, 2023 was $ nil (2022 - $27,950).

12

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2023

(Expressed in Canadian dollars unless otherwise stated)

8. Commitments

The table below is the non-lease operating cost components associated with the costs of the building lease.

For the fiscal period ending December 31,	Office Premises
2023	$56,314
2024	225,255
2025	168,941
450,510

9. Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

	For the nine months ended September 30,
	2023		2022
	# of shares	$ amount	# of shares	$ amount
As at the beginning of the period	68,949,109	$96,423,648	65,250,710	$95,779,352
Private placement, net of issuance costs	8,510,000	1,622,057	-	-
Employee Share Purchase Plan	243,200	52,542	122,888	72,391
Restricted Stock Units	256,619	66,811	212,304	122,925
As at the end of the period	77,958,928	98,165,058	65,585,902	95,974,668

On December 22, 2022 the Company announced a multi-tranche private placement (the “Private Placement”) at $0.195 per share.  At December 22, 2022 the Company issued 1,148,282 common shares for gross proceeds of $223,915 in the first tranche, less issuance costs of $7,732.  On January 25, 2023, the Company closed the Private Placement by issuing an additional 8,510,000 common shares, at $0.195 per common share, for additional aggregate gross proceeds of approximately $1,659,450, less issuance costs of $37,393.

13

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2023

(Expressed in Canadian dollars unless otherwise stated)

10. Loss per share

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Net loss for the period	$(1,703,956)	$(1,647,988)	$(5,025,412)	$(5,263,527)
Weighted average number of shares outstanding for the period:
Basic	77,735,682	65,386,959	77,283,442	65,333,954
Diluted	77,735,682	65,386,959	77,283,442	65,333,954
Net loss per share – Basic	$(0.02)	$(0.03)	$(0.07)	$(0.08)
Net loss per share – Diluted	$(0.02)	$(0.03)	$(0.07)	$(0.08)

In periods in which a loss results, all outstanding stock options are excluded from the diluted loss per share calculations as their effect is anti-dilutive.

11. Share based compensation

The Company has an equity compensation program in place for its executives, employees and directors. Executives and employees are given equity compensation grants that vest based on a recipient's continued employment. The Company’s stock-based compensation awards outstanding as at September 30, 2023, include stock options, restricted stock units (“RSUs”), deferred share units (“DSUs”) and the employee share purchase plan (“ESP Plan”).  The following tables provide information about stock option, RSU, DSU, and ESP Plan activity.

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Stock Option Expense	$23,750	$-	$92,500	$15,052
Restricted Stock Units	6,789	14,409	62,441	141,063
Employee Share Purchase Plan	9,694	8,982	23,402	31,977
Total stock based compensation expense	40,233	23,391	178,343	188,092

14

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2023

(Expressed in Canadian dollars unless otherwise stated)

Stock Options:

The following is a summary of stock options which are outstanding as at September 30, 2023.

Exercise price per share	# of options outstanding	# of options exercisable	Average remaining life (in years)
$0.174	69,200	69,200	4.1
$0.200	166,200	166,200	4.7
$0.216	2,005,200	55,200	4.3
$0.252	115,250	115,250	5.0
$0.259	100,000	-	5.0
$0.260	52,650	52,650	4.3
$0.264	177,200	177,200	4.3
$0.440	21,360	21,360	2.7
$0.510	16,000	16,000	2.0
$0.520	100,000	100,000	0.8
$0.550	30,000	30,000	1.3
$0.590	150,000	150,000	0.1
$0.620	18,050	18,050	3.3
$0.680	14,750	14,750	3.0
$0.680	17,500	17,500	3.7
$0.720	24,460	24,460	3.7
	3,077,820	1,027,820	4.0

15

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2023

(Expressed in Canadian dollars unless otherwise stated)

A continuity of the number of stock options which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2022 are as follows:

	For the nine months ended		For the year ended
	September 30, 2023		December 31, 2022
		weighted		Weighted
	# of stock	average	# of stock	Average
	Options	exercise price	Options	exercise price
Options outstanding, start of the period	461,320	$0.51	358,660	$0.56
Granted	2,716,500	$0.22	134,060	$0.40
Forfeited	(100,000)	$(0.22)	-	-
Cancelled	-	-	(31,400)	$(0.51)
Options outstanding, end of the period	3,077,820	$0.27	461,320	$0.51
Options exercisable, end of the period	1,027,820	$0.36	461,320	$0.51

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2023

(Expressed in Canadian dollars unless otherwise stated)

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate as determined by the Board of Directors.  On January 6, 2023 the Company announced the grant of 2,050,000 incentive stock options at a price of $0.216 to employees, officers and directors. These incentive stock options will vest upon receipt of cash for SFD® services performed:  1/3 upon collection of US$6.5 million, 1/3 upon the collection of the next US$7.0 million and the final 1/3 upon collection of an additional US$7.5 million.

Stock based compensation expense (“SBCE”) is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

	For the nine months ended	For the year ended
	September 30, 2023	December 31, 2022
Expected dividends paid per common share	Nil	Nil
Expected life in years	5.0	5.0
Weighted average expected volatility in the price of common shares	79%	75%
Weighted average risk free interest rate	3.32%	3.05%
Weighted average fair market value per share at grant date	$0.22	$0.40
Forfeiture rate	18.5%	0%

Deferred Stock Units:

A continuity of the number of DSUs which are outstanding at the end of the current period and as at the prior fiscal years ended December 31, 2022 are as follows:

	For the nine months ended	For the year ended
Opening balance	September 30, 2023	December 31, 2022
Opening balance	37,354	37,354
Granted	-	-
Closing balance	37,354	37,354

The DSUs plan is a long-term incentive plan that permits the grant of DSUs to qualified directors.  DSUs granted under the DSUs plan are to be settled at the retirement, resignation or death of the Board member holding the DSUs.

Restricted Stock Units:

RSUs entitle the holder to receive, at the option of the Company, either the underlying number of shares of the Company's Common Stock upon vesting of such units or a cash payment equal to the value of the underlying shares. The RSUs vest at a rate of one-third at the end of each of the first three years following the date of grant.  In the third quarter of 2023, the Company settled the RSUs that vested with shares and cash.

17

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2023

(Expressed in Canadian dollars unless otherwise stated)

A continuity of the number of RSUs, including fair value (“FV”) which are outstanding at the end of the current period and as the end of the prior fiscal year ended December 31, 2022 are as follows:

	For the nine months ended		For the year ended
	September 30, 2023		December 31, 2022
	# of RSUs	FV/Unit	# of RSUs	FV/Unit
RSUs outstanding, start of the period	348,334	$0.21	696,666	$0.61
Granted	-	-	-	-
Common shares issued	(256,619)	($0.26)	(212,304)	($0.58)
Settlement of payroll withholdings	(91,715)	($0.23)	(136,028)	($0.58)
RSUs outstanding, end of the period	-	-	348,334	$0.21

Employee Share Purchase Plan:

The ESP Plan allows employees and other individuals determined by the Board to be eligible to contribute a minimum of 1% and a maximum of 10% of their earnings to the plan for the purchase of common shares in the capital of the Company, of which the Company will make an equal contribution. Common shares contributed by the Company may be issued from treasury or acquired through the facilities of the TSX.  During 2023 and 2022 the Company has elected to issue common shares from treasury.

A continuity of the number of commons shares under the ESP Plan which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2022 are as follows:

	For the nine months ended		For the year ended
	September 30,2023		December 31, 2022
	# of shares	$ amount	# of shares	$ amount
Purchased by employees	135,360	$29,140	105,221	$49,738
Matched by the Company	107,840	23,402	83,412	39,389
Total common shares issued	243,200	52,542	188,633	89,127

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2023

(Expressed in Canadian dollars unless otherwise stated)

12. Financial instruments

Non-derivative financial instruments:

The Company's non-derivative financial instruments consist of cash and cash equivalents, accounts receivable, deposits, accounts payables and accrued liabilities, convertible debentures, long-term debt and lease obligations.  The carrying value of cash and cash equivalents, accounts receivable, deposits, and accounts payables and accrued liabilities approximates their fair values due to their short terms to maturity.

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The carrying value of cash and cash equivalents and accounts receivable reflects management’s assessment of maximum exposure to credit risk.  At September 30, 2023, cash and cash equivalents included balances in bank accounts placed with financial institutions with investment grade credit ratings.  The Company manages Accounts Receivable credit risk by requiring advance payments before entering into certain contract milestones and when possible, accounts receivable insurance.

Foreign Exchange Risk

The Company is exposed to foreign exchange risk in relation to its holding of significant US$ balances in cash and cash equivalents, deposits, accounts payables, accrued liabilities, convertible debentures, and lease obligations, and entering into United States dollar revenue contracts.  The Company does not currently enter into hedging contracts, but to mitigate exposure to fluctuations in foreign exchange the Company uses strategies to reduce the volatility of United States Dollar assets including converting excess United States dollars to Canadian dollars.  As at September 30, 2023, the Company held net U.S. dollar liabilities totaling US$1,287,153.  Accordingly, a hypothetical 10% change in the value of one United States dollar expressed in Canadian dollars as at September 30, 2023 would have had an approximately $173,650 effect on the unrealized foreign exchange gain or loss for the period.  As at September 30, 2022, the Company held net U.S. dollar liabilities totaling US$24,665.  Accordingly, a hypothetical 10% change in the value of one United States dollar expressed in Canadian dollars as at September 30, 2022 would have had an approximately $3,373 effect on the unrealized foreign exchange gain or loss for the period.

19

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2023

(Expressed in Canadian dollars unless otherwise stated)

13. Change in non-cash operating working capital

The changes in non-cash operating working capital balances are comprised of:

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Accounts receivable	$(2,121)	$402,132	$(1,221)	$815,571
Prepaid expenses and deposits	(619)	8,829	(27,290)	220,980
Accounts payable and accrued liabilities	(75,736)	233,202	(79,379)	463,360
Contractual obligations	336,467	-	336,467	-
	257,991	644,163	228,577	1,499,911

14.  Geographic information

The Company generates revenue from its SFD® survey system that enables the clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. NXT conducts all of its survey operations from its head office in Canada, and occasionally maintains administrative offices in foreign locations if and when needed.  Revenue fluctuations are a normal part of SFD® survey system sales and can vary significantly year-over-year.  There were no SFD® revenues in the quarters ended September 30, 2023 and 2022, but the Company did receive a US$250,000 deposit for a signed SFD® contract which it expects to perform in the fourth quarter of 2023.  This deposit is recorded as deferred revenue.

15.  Other related party transactions

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT.  Accounts payable and accrued liabilities includes a total of $55,555 ($76,843 as at December 31, 2022) payable to this law firm.

20

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2023

(Expressed in Canadian dollars unless otherwise stated)

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Legal Fees	$17,469	$15,344	$116,128	$45,800
Interest Expense	$46,362	$-	$60,138	$-

Another member of NXT’s Board of Directors is a board member of Ataraxia Capital which holds the convertible debenture (Note 6).  Accounts payable and accrued liabilities includes a total of $60,691 ($nil as at December 31, 2022) to Ataraxia Capital.

Accounts payable and accrued liabilities includes $189,449 ($162,500 as at December 31, 2022) for Board of Director’s fees.

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